August 10, 2021

VIA EDGAR
Howard Efron , Senior Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Efron:

RE:	ARMOUR Residential REIT, Inc.
Form 8-K
Filed February 17, 2021
File No. 001-34766
    On behalf of ARMOUR Residential REIT, Inc. (“we”, “our” or the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 3, 2021, relating to the Company’s Form 8-K filed February 17, 2021.

    For ease of reference, the Staff’s comment is reproduced below in bold and are followed by our corresponding response.

Form 8-K filed on February 17, 2021

Core Income, page 3

1.    We note your disclosure of core income. This non-GAAP measure appears to include adjustments for various realized and unrealized gains (losses) as well as for impairments to your investment portfolio. In light of these adjustments, please tell us how you determined it was appropriate to title this measure as core income.

    The Company has determined that it is appropriate to disclose this non-GAAP measure because management and our Board of Directors use it to assess the Company’s ability to pay current cash dividends to its common stockholders. The Company also believes that it is useful to investors and security analysts for this same reason. The Company chose the title “core income” primarily because it was a term commonly used by other agency mortgage REITs and the security analysts that cover these issuers to describe non-GAAP measures that are broadly similar to the Company’s non-GAAP measure.

The Company respectfully acknowledges the staff’s comment and will replace the title “core income” with the title “Distributable Earnings”. The Company believes this is a more descriptive title. Accordingly, in the future the Company will use the term “Distributable Earnings” defined as:

Howard Efron, Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporate Finance
August 10, 2021

“Distributable Earnings” including TBA Drop income, excludes gains or losses from securities sales and early termination of derivatives, market value adjustments (including impairments) and certain non-recurring expenses. The Company believes that Distributable Earnings is useful to investors because it is related to the amount of dividends the Company may distribute and is one of one of many factors considered by its Board of Directors in declaring dividends.

We expect to implement this change for our Q3 2021 earnings announcement regarding our September 30, 2021 financial position and Q3 results. If we have occasion to disclose this non-GAAP measure before then, we will begin using the new title then.

* * * * *
    Please feel free to contact me at (772)-617-4340 with any comments or questions you may have with respect to our responses.

Very truly yours,

/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

cc: Wilson Lee, United States Securities and Exchange Commission
Bradley D. Houser, Holland & Knight LLP